

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2022

Marvin R. Ellison
Chairman, President and Chief Executive Officer
Lowe's Companies, Inc.
1000 Lowes Blvd.
Mooresville, NC 28117

      Re: Lowe's Companies, Inc.
              Definitive Proxy Statement on Schedule 14A
              Filed April 14, 2022
              File No. 001-07898

Dear Marvin R. Ellison:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Disclosure Review Program